UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

RADNET, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

750491102

(CUSIP Number)

with copies to:

c/o RadNet, Inc.
1516 Cotner Avenue
Los Angeles, CA 90025
(310) 478-7808

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 9, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 750791102	SCHEDULE 13D/A	Page 2 of 8

1	NAME OF REPORTING PERSONS Howard G. Berger I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (not applicable)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,405,140
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,405,140
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,405,140
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.94%+
14	TYPE OF REPORTING PERSON IN

_________________________
+	Calculated using the number of outstanding shares of common stock as of November 5, 2009 reported in the Issuer's Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2009.

CUSIP No. 750791102	SCHEDULE 13D/A	Page 3 of 8

1	NAME OF REPORTING PERSONS Fran Berger I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (not applicable)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,405,140
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,405,140
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,405,140
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.94%+
14	TYPE OF REPORTING PERSON IN

___________________
+	Calculated using the number of outstanding shares of common stock as of November 5, 2009 reported in the Issuer's Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2009.

CUSIP No. 750791102	SCHEDULE 13D/A	Page 4 of 8

1	NAME OF REPORTING PERSONS Howard and Fran Berger Family Trust I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (not applicable)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,405,140
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,405,140
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,405,140
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.94%+
14	TYPE OF REPORTING PERSON OO

______________________
+	Calculated using the number of outstanding shares of common stock as of November 5, 2009 reported in the Issuer's Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2009.

CUSIP No. 750791102	SCHEDULE 13D/A	Page 5 of 8

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 (the “Schedule 13D/A”) amends and restates the statement on Schedule 13D as filed on June 24, 1992 (the “Original Schedule 13D”).  Pursuant to Rule 13d-2(e), this Schedule 13D/A restates the entire text of the Schedule 13D, as amended by this Amendment.

Item 1. Security and Issuer

This Schedule 13D/A relates to shares of common stock, $0.0001 par value (the “Shares”) of RadNet, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 1516 Cotner Avenue, Los Angeles, California 90025.

Item 2. Identity and Background

(a)	Names of persons filing:

(i)	Howard G. Berger, M.D.

(ii)	Fran Berger

(ii)	Howard and Fran Berger Family Trust

(b)	The address for Dr. Berger, Mrs. Berger and the Howard and Fran Berger Family Trust is 1516 Cotner Avenue, Los Angeles, California 90025.

(c)	Dr. Berger is president, chief executive officer and a director of the Issuer.

(d)
Dr. Berger, Mrs. Berger and the Howard and Fran Berger Family Trust have not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
Dr. Berger, Mrs. Berger and the Howard and Fran Berger Family Trust have not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Dr. Berger and Mrs. Berger are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

On June 12, 1992, Dr. Berger completed a transaction with the Issuer and CCC Franchising Acquisition Corp. II, a California corporation and a wholly-owned subsidiary of the Issuer (“Subsidiary”), pursuant to which RadNet Management, Inc., a California corporation (“RMI”) and Beverly Hills MRI, a Delaware corporation (“MRI”) each were merged with and into Subsidiary (the “Merger”) in consideration for which the outstanding shares of each of RMI and MRI were exchanged for shares of the Issuer. Berger owned 50% of the outstanding capital stock of each of RMI and MRI. Upon consummation of the Merger, the Howard and Fran Berger Family Trust received an aggregate of 2,500,000 shares of common stock of the Issuer. In addition, concurrent with the Merger, Dr. Berger was employed by Subsidiary as President and in connection therewith, Berger received an option (the “Option”) to purchase up to 762,500 shares of common stock of the Issuer at $8.00 per share. The Option was exercisable at any time until June 11, 1997. Upon consummation of the Merger, Dr. Berger also became a Director of Subsidiary.

Subsequent to the Merger, the Howard and Fran Berger Family Trust acquired 10,000,000 Shares.  The consideration for the 10,000,000 shares was $1,000,000.  Dr. Berger paid the consideration for the 10,000,000 shares from his personal funds.

CUSIP No. 750791102	SCHEDULE 13D/A	Page 6 of 8

On November 27, 2006, the Issuer effected a 1-for-2 reverse stock split.  Dr. Berger, Mrs. Berger and the Howard and Fran Berger Family Trust beneficially owned 6,507,500 Shares after the reverse stock split.

On March 9, 2010, the Howard and Fran Berger Family Trust transferred 1,100,000 Shares to an irrevocable children’s trust for the benefit of Dr. Berger’s and Mrs. Berger’s children.  The transfer was a gift.  Dr. Berger and Mrs. Berger do not have beneficial ownership over the Shares held by the irrevocable children’s trust.  Dr. Berger, Mrs. Berger and the Howard and Fran Berger Family Trust beneficially owns 5,405,140 Shares after giving effect to the transfer of the 1,100,000 Shares.

Item 4.  Purpose of Transaction

The Howard and Fran Berger Family Trust holds the 5,405,140 Shares for investment purposes. The reporting persons have no plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, the reporting persons retain their rights to modify their plans with respect to the transactions described in this Schedule 13D, to vote, acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of such events, subject to applicable laws and regulations.

Item 5.  Interest in Securities of the Issuer

(a)
The aggregate number and percentage of Shares to which this Schedule 13D/A relates is 5,405,140 shares of Common Stock of the Issuer (which represents approximately 14.94% of the outstanding Shares of the Issuer based on 36,184,279 Shares issued and outstanding as of November 5, 2009).

(b)	Dr. Berger and Mrs. Berger are co-trustees of the Howard and Fran Berger Family Trust and share the power to vote and dispose of the Shares held by the Howard and Fran Berger Family Trust.

(c)	See Item 3 above regarding the transfer of 1,100,000 Shares to an irrevocable children's trust.

(d)
The reporting persons have shared voting and dispositive power with respect to 5,405,140 Shares of Common Stock.  Each of Howard Berger and Fran Berger, acting alone, has the power to exercise voting and investment control over the Shares beneficially owned by the Howard and Fran Berger Family Trust.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.  Materials to Be Filed as Exhibits

(a)	Joint Filing Agreement by and among Dr. Berger, Mrs. Berger and the Howard and Fran Berger Family Trust

CUSIP No. 750791102	SCHEDULE 13D/A	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2010	Howard G. Berger /s/ Howard G. Berger, M.D. Howard G. Berger, M.D.
Dated: March 19, 2010	Fran Berger /s/ Fran Berger Fran Berger
Dated: March 19, 2010	Howard and Fran Berger Family Trust By: /s/ Howard G. Berger, M.D. Howard G. Berger, M.D. By: /s/ Fran R. Berger Fran R. Berger

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock of RadNet, Inc., and that this Agreement be included as an exhibit to such joint filing.

Each of the undersigned acknowledges that each shall be responsible for the timely filing of any statement (including amendments) on Schedule 13D, and for the completeness and accuracy of the information concerning him, her, or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other persons making such filings, except to the extent that he, she, or it knows or has reason to believe that such information is inaccurate.

Dated: March 19, 2010	Howard G. Berger /s/ Howard G. Berger, M.D. Howard G. Berger, M.D.
Dated: March 19, 2010	Fran Berger /s/ Fran Berger Fran Berger
Dated: March 19, 2010	Howard and Fran Berger Family Trust By: /s/ Howard G. Berger, M.D. Howard G. Berger, M.D. By: /s/ Fran R. Berger Fran R. Berger